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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 04 2020
Washington DC

SEC FILE NUMBER
8-69978

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Webull Financial LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 Wall Street, Suite 501
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Clarke Gray 917-238-1263
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Malter Ende & Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway, 15th Floor	New York	New York	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Clarke Gray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Webull Financial LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICAH TAYLOR
NOTARY PUBLIC-STATE OF NEW YORK
No. 02TA6125117
Qualified In New York County
My Commission Expires 12-15-2021

3/2/2020
Notary Public

J. Clarke Gray
Signature

CFO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEBULL FINANCIAL LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

WEBULL FINANCIAL LLC
DECEMBER 31, 2019
CONTENTS

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Webull Financial LLC
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Webull Financial LLC as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement present fairly, in all material respects, the financial position of Webull Financial LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of Webull Financial LLC's management. Our responsibility is to express an opinion on Webull Financial LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Webull Financial LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP

We have served as Webull Financial LLC's auditor since 2018.
New York, New York
March 2, 2020

Webull Financial LLC
Statement of Financial Condition
December 31, 2019
(Confidential)

ASSETS		
Cash	$	2,789,984
Due from brokers (includes $1,000,000 clearing deposit)		1,164,746
Securities owned, at fair value		124,339
Prepaid expenses		30,621
Right of use asset		308,310
Furniture and equipment at cost, net of accumulated depreciation $10,567		11,966
Security deposit		101,939
TOTAL ASSETS	$	4,531,905
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable	$	95,441
Lease liability		342,170
Due to clearing broker		256,517
TOTAL LIABILITIES		694,128
Member's Equity		3,837,777
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	4,531,905

The accompanying notes are an integral part of this financial statement.

NOTE 1 - NATURE OF BUSINESS

Webull Financial LLC (the "Company") was formed on May 24, 2017, as a Delaware limited liability company. Fumi Holdings Inc. is a China based holding company and is the parent company (the "Parent") of the Company.

The purpose of the Company is to carry on a general securities brokerage business. The security transactions entered into on behalf of the Company's retail customers are cleared by the Company's clearing broker on a fully disclosed basis and therefore the Company is exempt under the provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 with the Securities and Exchange Commission (the "SEC") as of January 4, 2018. The Company is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp ("SIPC"). It operates out of its home office in New York, New York. The Company is licensed to conduct business as a retail securities broker-dealer.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

BASIS OF PRESENTATION

The accompanying financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

USE OF ESTIMATES IN THE FINANCIAL STATEMENTS

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

CASH AND CASH EQUIVALENTS

The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days when purchased which are not held for sale in the ordinary course of business. At December 31, 2019 the Company had no cash equivalents.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES(CONTINUED)

FURNITURE AND EQUIPMENT

Furniture and equipment, comprised of office equipment, desktop computers, and furniture and fixtures, are recorded at cost and depreciated over their useful lives of three years on a straight-line basis. Maintenance and repairs are charged to operations. Major renewals and improvements are capitalized.

VALUATION OF INVESTMENTS AT FAIR VALUE

The Company accounts for its investments in accordance with ASC 820 (*Fair Value Measurements*), which defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on measurement dates. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company.

Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Securities and investments traded on a national securities exchange are stated at the last quotations on the day of the valuation; other securities for which no sales were reported on

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES(CONTINUED)

VALUATION OF INVESTMENTS AT FAIR VALUE(CONTINUED)

that date are stated at the last quoted bid price. Restricted securities or other securities for which quotations are not available are valued by management on an individual basis.

There can be no assurance that the Company could purchase or sell a security at the price used to calculate the Company's capital. Changes in the estimated fair value of securities may be less frequent and of greater magnitude than changes in the price of securities valued at their last sale price, by an independent pricing service, or based on market quotations. Those estimated values do not necessarily represent the amounts that may be ultimately realized, due to the occurrence of future circumstances that cannot be reasonably determined.

INCOME TAXES

The Company does not record a provision for Federal and State income taxes because the member reports their share of the Company's profits or losses on their income tax returns.

The Company is subject to New York City Unincorporated Business Tax ("NYCUBT"). Generally, the Company is subject to examination by the major taxing authorities for the three-year period prior to the date of these financial statements.

The Company adopted the provisions of the Financial Accounting Standard Board's ("FASB") Accounting Standards Codification No. 740 ("ASC" 740) Subtopic 05 "Accounting for Uncertainty in Income Taxes." The Company is required to determine how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. This determination requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than- not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The Company determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements. In the event that Tax Authorities assess interest and penalties on unrecognized tax benefits, the Company will reflect such amounts in tax expense and income taxes payable.

LEASE ACCOUNTING AND ADOPTION OF NEW ACCOUNTING STANDARD

Effective January 1, 2019, the Company adopted the new lease accounting guidance in Accounting Standards Update No. 2016-02, Leases (Topic 842) ("ASC Topic 842"). The Company has elected the package of practical expedients permitted in ASC Topic 842. Accordingly, the Company accounted for its existing operating lease as an operating lease under the new guidance, without reassessing (a) whether the contract contains a lease under

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES(CONTINUED)

LEASE ACCOUNTING AND ADOPTION OF NEW ACCOUNTING STANDARD(CONTINUED)

ASC Topic 842, (b) whether classification of the operating lease would be different in accordance with ASC Topic 842, or (c) whether the unamortized initial direct costs before transition adjustments (as of December 31, 2019) would have met the definition of initial direct costs in ASC Topic 842 at lease commencement.

The Company defines a short-term lease as a lease that, at the commencement date, has a lease term of 12 months or less and does not contain an option to purchase the underlying asset that the lease is reasonably certain to exercise. The Company elected to recognize short-term lease payments as an expense on a straight-line basis over the lease term. Related variable lease payments are recognized in the period in which the obligation is incurred.

As a result of the adoption of the new lease accounting guidance, the Company recognized on January 1, 2019 (the beginning of the earliest period presented) (a) a lease liability of $522,325, which represents the present value of the remaining lease payments of $566,962, discounted using the Company's incremental borrowing rate of 6%, and (b) a right-of-use asset of $477,309, which represents the lease liability of $522,325 adjusted for deferred rent of $45,016.

NOTE 3 – RECEIVABLE FROM AND PAYABLE TO CLEARING AND EXECUTING BROKERS

The execution, clearing and depository operations of the Company's and customers' securities transactions are provided by other broker-dealers ("Clearing Brokers") pursuant to execution and clearance agreements. At December 31, 2019, the amounts due from the Clearing Brokers represent cash deposits and margin balances maintained at their Clearing Brokers and equity and options order flow rebates earned as an introducing broker from its customers.

The amounts receivable from (payable to) Clearing and Executing Brokers as of December 31, 2019 consist of the following:

NOTE 3 – RECEIVABLE FROM AND PAYABLE TO CLEARING AND EXECUTING BROKERS(CONTINUED)

Clearing deposit	$ 1,000,000
Margin balance due to clearing broker, net	(185,934)
Equity and options order flow rebates receivable	350,680
Due from brokers	$ 1,164,746
Clearing costs payable , net	$ 256,517
Due to clearing broker	$ 256,517

Pursuant to the clearing agreement, the Company may offset receivable and payable balances in the accounts held at the clearing broker.

NOTE 4 – FURNITURE AND EQUIPMENT

Furniture and equipment are stated at cost and are summarized at December 31, 2019 as follows:

Furniture and equipment	$ 22,533
Less: Accumulated depreciation and amortization	(10,567)
	$ 11,966

NOTE 5 – CONCENTRATIONS, CREDIT RISK AND OFF-BALANCE SHEET RISK

The Company maintains all of its cash in financial institutions. At December 31, 2019, those cash balances exceed federally insured limits by approximately $2,280,000. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk.

The Company will engage in various investment and brokerage activities on which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed

NOTE 5 – CONCENTRATIONS, CREDIT RISK AND OFF-BALANCE SHEET RISK(CONTINUED)

to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to act only as an agent in a transaction and to review the credit standing of each counterparty as necessary.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), under which the Company is required to maintain a minimum net capital, as defined, of the greater of $250,000 or 6.67% of aggregate indebtedness and requires that the percentage of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1 or 6.67%.

At December 31, 2019, the Company had net capital of $3,674,602 which exceeded required net capital by $3,424,602. The Company's ratio of aggregate indebtedness to net capital was 0.11 to 1 at December 31, 2019.

The Company qualifies under the exemptive provisions of Rule 15c3-3 under sub-paragraph k(2)(ii) as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

NOTE 7 – CONTINGENCIES

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

NOTE 8 – INCOME TAXES

The Company is a limited liability company and is treated as a pass-through entity for income tax reporting purposes. No provision federal or state income taxes has been made since the Company is not a taxable entity. The members are individually liable for the taxes on their share of the Company's income or loss. The Company is, however, subject to the New York City Unincorporated Business Tax ("UBT").

At December 31, 2019, the Company has UBT net operating loss carryforwards of approximately $5.5 million giving rise to a deferred tax asset of approximately $220,000 offset by a contra valuation allowance of the same amount.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns

NOTE 8 – INCOME TAXES(CONTINUED)

to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The tax years that remain subject to examination is 2017. The Company determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements.

NOTE 9 - INVESTMENTS AT FAIR VALUE

Securities were recorded at fair value based upon a fair value hierarchy in accordance with ASC 820. See Note 1 for a discussion of the Company's policies. All investments are equity securities and are treated as Level 1 investments and valued using current market prices.

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1. The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of the fair value requires more judgement. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed.

Accordingly, the degree of judgement exercised by the Company in determining fair value is greatest for investments categorized in Level 3. In some cases, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In such cases, the fair value measurement is generally categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1. The following table presents information about the Company's assets measured at fair value as of December 31, 2019:

NOTE 9 - INVESTMENTS AT FAIR VALUE(CONTINUED)

	Level 1	Level 2	Level 3	Total
Securities owned				
Equities- Listed Common Stock				
U.S. Companies	$ 118,842	-	$ -	$ 118,842
Foreign Companies	5,497	$ -	-	5,497
	$ 124,339	$ -	$ -	$ 124,339

NOTE 10 – LEASES

The Company has an office lease for its office which commenced on January 22, 2018 for a period of 44 months terminating in August 2021. The lease is non-cancellable with provisions for assignment or sub-leasing. Payments escalate as scheduled in the lease. The Company accounts for the lease as an operating lease, using its incremental borrowing rate of 6% to measure the right of use liability. Maturities of the obligation under the non-cancelable operating lease as of December 31, 2019 are as follows:

Years Ending December 31,	
2020	$ 213,375
2021	144,907
Total future minimum lease payments	358,282
Less imputed interest	(16,112)
Total	$ 342,170

Weighted average remaining lease term	1.7 years
Weighted average discount rate	6.0%

The lease liability on the statement of financial condition amounts to $342,170 at December 31, 2019. The company paid $208,680 in lease payments during the year. At December 31, 2019, the Company has security lease deposits on its office of $101,939 which is included in security deposits in the statement of financial condition.

NOTE 11 – INDEMNIFICATIONS

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 12-GOING CONCERN

As an SEC-registered and FINRA member broker-dealer, the Company must maintain minimum net capital on a daily basis in accordance with the SEC Uniform Net Capital Rule. The Company had a net loss of $2,468,080 for the year ended December 31, 2019 and as a result the member of the Company made capital contributions of $4,850,000 to fund expenses and maintain its compliance with the net capital rule. It is the intention of the member to continue to operate the Company for the twelve-month period from the date that these financial statements are issued and contribute the necessary capital to maintain operations, fund its ongoing expenses and meet the net capital requirements of the SEC's Uniform Net Capital Rule.

In January 2020, the Company received approximately $900,000 of member equity contributions from the Parent.

NOTE 13-EMPLOYEE BENEFIT PLANS-401(K) PLAN

The Company sponsors a non-contributory 401(k) Plan for its employees. This Plan provides for tax-deferred salary deductions for employees meeting certain minimum age and service requirements

NOTE 14-SUBSEQUENT EVENTS

Management has evaluated the Company's events and transactions that occurred subsequent to December 31,2019, through March 2, 2020, the date when the financial statements were available to be issued.